January 29, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark Webb Legal Branch Chief

Re:	First BanCorp.
Registration Statement on Form S-4
File number 333-185393
Preliminary 14A filings - two
File number 001-14793
All documents filed December 12, 2012

Dear Mr. Webb:

This responds to your letter dated January 7, 2013 to First BanCorp. (the “Corporation”) regarding the Corporation’s Registration Statement on Form S-4 filed December 12, 2012 (the “Form S-4”), and two Preliminary Schedule 14A filings, also filed on December 12, 2012. Set forth below in italics are the comments contained in the staff’s letter, together with the Corporation’s responses. In connection with the submission of this letter, the Corporation has filed amendment No. 1 to the Form S-4 and each Preliminary Schedule 14A; these amended filings incorporate the Corporation’s responses as well as certain other revisions.

Incorporation of Certain Documents by Reference, page 5

1.	Please note the updating requirements in accordance with Rule 3-12 of Regulation S-X.

Response: We are aware of the updating requirements of Rule 3-12 of Regulation S-X and hope to request acceleration of effectiveness of the Form S-4 prior to February 14, 2013.

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

January 29, 2013

What are the Tax Consequences..., page 10

2.	Please address the receipt of consent fees.

Response: In response to this comment, we have added the following disclosure under the question “What are the tax consequences of my participating in the Exchange Offer?” in the section entitled “QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER”: “Subject to the discussion of Consent Fees included under the headings “Material U.S. Federal Income Tax Considerations” and “Certain Puerto Rico Tax Considerations,” we anticipate that no gain or loss will be recognized upon completion of the Exchange Offer by any persons subject to U.S. federal or Puerto Rico income tax. Although subject to some uncertainty, we believe that it is unlikely that ordinary income will be recognized by tendering Holders (as defined below) because of the receipt by Non-tendering Holders (as defined below) of Consent Fees.”

Purpose of the Exchange Offer, page 13

3.	Please clarify what you mean by “the quality of our capital.” Also ensure that you have provided all of the significant reasons for the offering. It would appear that a significant reason is to eliminate the possibility of preferred shareholders obtain representation on the board.

Response: In response to this comment, we have added the following disclosure under Purpose in the section entitled “THE EXCHANGE OFFER”:

“We are conducting the Exchange Offer to further improve the quality of our capital for regulatory purposes and to simplify our capital structure. The FDIC has made clear that, although qualifying capital for regulatory purposes includes qualifying noncumulative perpetual preferred stock and common stock, the FDIC believes that common stock is preferable for capital purposes. Federal Reserve System Appendix A to Part 208, Capital Adequacy Guidelines for State Member Banks: Risk-Based Measure, provides as follows: “While the guidelines allow for the inclusion of noncumulative perpetual preferred stock in Tier 1, it is desirable from a supervisory standpoint that voting common stockholders’ equity remain the dominant form of Tier 1 capital.” To increase the amount of our Common Stock given the FDIC’s preference for common stock over non-cumulative perpetual preferred stock and to simplify the Corporation’s capital structure, in 2010, the Corporation made an offer to issue Common Stock in exchange (the “2010 Exchange”) for the then outstanding Preferred Stock having a liquidation preference of approximately $550 million. Approximately 89% of the outstanding Preferred Stock was exchanged; currently, Preferred Stock having a liquidation preference of approximately $63 million remains outstanding. As a result of the 2010 Exchange, the Corporation’s common equity became the dominant form of Tier 1 Capital because the ratio of Preferred Stock to the aggregate amount of equity in the form of Preferred Stock and Common Stock decreased from approximately 71% as of June 30, 2010 to 15% as of September 30, 2010.

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

January 29, 2013

In addition, approval of the Preferred Stock Amendment will result in the removal of the provision in the certificate of designation for each series of Preferred Stock that entitles the holders of Preferred Stock to appoint two additional members to our Board of Directors when the Corporation has not paid dividends in full on the Preferred Stock for 18 monthly dividend periods (whether consecutive or not). Removal of this provision will enhance the Corporation’s ability to comply with certain contractual requirements relating to the composition of the Board and will eliminate the potential for increased disparity between the economic interest and board representation of holders of Preferred Stock. In October 2011, the Corporation conducted a capital raise from which it received net proceeds of approximately $490 million from institutional investors. In connection with the capital raise, the Corporation entered into investment agreements with certain institutional investors in which it agreed to use its reasonable best efforts to ensure that a majority of the members of the Board are persons who have “banking or related financial management expertise,” as defined in certain banking regulations, as well as certain other qualifications, and to allow two institutional investors to have representatives on the Board. As a result of the capital raise, and the conversion of Treasury’s Series G preferred stock into Common Stock, the ratio of the economic interest of the holders of Preferred Stock to the aggregate economic interest of the holders of Preferred Stock and Common Stock decreased from approximately 16%, as of September 30, 2011, to 6.5%. Thus, given the current size of the Board and the current right of holders of Preferred Stock to elect two additional directors, holders of Preferred Stock could potentially have representatives consisting of 20% of the board, notwithstanding that their economic interest is approximately 6.5% of the Corporation’s common and preferred equity. The Exchange Offer, if completed, would further reduce the economic interest of the holders of Preferred Stock, resulting in increased disparity between their economic interest and their potential Board representation.”

Summary Selected Consolidated Financial Data, page 35

4.	We note that your current interim financial information is labeled to be representative of the nine-months ended September 30, 2012 when in fact this financial information is only for the three-months ended September 30, 2012. Please revise your filing accordingly to clearly identify the interim financial information included in your summary selected consolidated financial data.

Response: In response to this comment, we have revised the section entitled “SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA” to provide financial information for the nine months ended September 30, 2012.

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

January 29, 2013

Exhibits

5.	Please file the remaining exhibits with your next amendment. We may have further comments after we have reviewed those materials.

Response: The remaining exhibits will be filed with a subsequent amendment to the Form S-4.

Exhibit 23.1

6.	Please provide an updated consent from your independent accountants in your next amendment.

Response: We have provided an updated consent with amendment No. 1 to the Form S-4.

General

7.	Under Rule 13e-4(a)(4), a bidder will be viewed as having commenced its tender offer if the bidder first publishes, sends, or otherwise provides the means to tender. Because you prematurely filed a letter of transmittal that may have been executed by security holders, you have improperly commenced its tender offer. You should provide immediate notice that the offer had not yet commenced, install a mechanism whereby security holders would have any of their tendered shares returned, and ensure that the depositary and information agent would be given instructions on how to direct security holders to recover any of their shares and, assuming they have since received adequate disclosure materials, before tendering again. See Telephone Interpretation I.I.2 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at www.sec.gov.

Response: The form of letter of transmittal was filed with the Form S-4 on December 12, 2012 because it contains the form of proxy that relates to the Preliminary Schedule 14A filed on the same date for holders of Preferred Stock. We contacted the Exchange Agent on January 3, 2013 and confirmed that no letters of transmittal or shares of the Corporation’s Preferred Stock have been received. In addition, we advised the Information Agent, the Exchange Agent and the Dealer Manager not to accept any letters of transmittal or any shares of the Corporation’s Preferred Stock until we provide further instruction. Finally, in response to this comment, we have added the following text to the Cover Page: “The offer described in this prospectus has not yet commenced. Please do not tender your shares of Preferred Stock for exchange at this time. We will notify you upon commencement of the Exchange Offer, issue a press release, and provide you with a letter of transmittal at that time.”

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

January 29, 2013

Additionally, we have also added the following footnote disclosure to the exhibit index and the list of exhibits: “The form of letter of transmittal filed previously should not be used. We will file the actual letter of transmittal upon commencement of the Exchange Offer.”

Schedule 14A (for preferred holders)

8.	Please identify the Dealer Manager.

Response: After a discussion with the staff, we confirmed that this comment pertains to the Preliminary Schedule 14A for holders of Preferred Stock. We respectfully advise the staff that we have identified the Dealer Manager as Sandler O’Neill & Partners, L.P. under the questions “Who will bear the cost of soliciting proxies?” and “Who should I contact if I have questions?” in the Preliminary Schedule 14A for holders of Preferred Stock.

Item 6. Voting Securities

9.	Please provide the information required by Item 6(a) of Schedule 14A with regard to each class of the preferred stock.

Response: In response to this comment, we have revised the information under the question entitled “How many shares of Preferred Stock are outstanding and how many votes per share of Preferred Stock are permitted?” to indicate the number of shares outstanding of each outstanding series of the Corporation’s Preferred Stock.

Schedule 14A

10.	Please provide a more comprehensive description of the entire transaction.

Response: After a discussion with the staff, we understand that this comment pertains to the Preliminary Schedule 14A for holders of Common Stock. In response to this comment, we revised the disclosure in the section entitled “THE EXCHANGE OFFER” of the Preliminary Schedule 14A for holders of Common Stock as follows:

“We are offering to issue up to          shares of our Common Stock in exchange for any and all issued and outstanding shares of our Preferred Stock. We decided to conduct the Exchange Offer to further improve the quality of our capital for regulatory purposes and to simplify our capital structure. In addition, approval of the Preferred Stock Amendment will result in the removal of the provision in the certificate of designation for each series of Preferred Stock that entitles the holders of Preferred Stock to appoint two additional members to our Board of Directors when the Corporation has not paid dividends in full on the Preferred Stock for 18 monthly dividend periods (whether consecutive or not), which removal will enhance the Corporation’s ability to comply with contractual requirements related to the composition of the Board of Directors and eliminate the potential for increased disparity between the economic interest and Board representation of holders of Preferred Stock.

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

January 29, 2013

To participate in the Exchange Offer, tendering holders of Preferred Stock must grant a proxy to execute a written consent in favor of the Preferred Stock Amendment, as described above under Preferred Stock Amendment. Holders of Preferred Stock that are not tendered in the Exchange Offer will receive a fee of $         per share of Preferred Stock for their proxies in favor of the Preferred Stock Amendment if the Preferred Stock Amendment is approved. No fee will be paid with respect to tendered shares of Preferred Stock.

For each share of Preferred Stock that we accept for exchange in accordance with the terms of the Exchange Offer, we will issue a number of shares of our Common Stock having the aggregate dollar value (based on the Relevant Price, as defined in the Prospectus) equal to the applicable exchange value noted in the table on the front cover page of the Prospectus delivered to holders of Preferred Stock, except if the requisite number of shares would include a fractional share or the Relevant Price is equal to the Minimum Share Price, as defined in the Prospectus. We will not issue fractional shares of our Common Stock in the Exchange Offer and no cash will be paid for fractional shares. Instead, the number of shares of Common Stock received by each holder whose shares of Preferred Stock are accepted for exchange in the Exchange Offer will be rounded down to the nearest whole number.”

*    *    *    *    *    *

We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions regarding these filings, please do not hesitate to contact me at (787) 729-8252.

Sincerely yours,

/s/ Lawrence Odell
Lawrence Odell
Executive Vice President and General Counsel